May 12, 2016

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nicholas P. Panos, Senior Special Counsel

Re:	Violin Memory, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2016
File No. 001-36069

Ladies and Gentlemen:

On behalf of Violin Memory, Inc. (“Violin” or the “Company”), this letter responds to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 11, 2016. Set forth below are the Company’s responses to the Staff’s comments regarding its Preliminary Proxy Statement on Schedule 14A (File No. 001-36069) (the “Proxy Statement”). The responses correspond to the headings and numbered comments in the Staff’s letter.

General

1.	Please clearly mark your proxy statement and form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company will revise its proxy statement and form of proxy as preliminary by adding the following header to page 1 of the Proxy Statement: “PRELIMINARY PROXY, SUBJECT TO COMPLETION.”

2.	Please confirm that the next proxy statement submission, as distinguished from the Notice of Annual Meeting, will include the anticipated date on which the definitive proxy statement will be released to security holders as required by Rule 14a-6(d), or advise.

Response: In response to the Staff’s comment, the Company confirms that the next proxy statement will include the anticipated date on which the definitive proxy statement will be mailed to security holders as required by Rule 14a-6(d). The Company anticipates mailing the definitive proxy statement to security holders on May 23, 2016, or as soon as practicable thereafter, and has updated page 1 accordingly.

Securities and Exchange Commission

May 12, 2016

3.	We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website. Notwithstanding your disclosure that these materials will also be mailed to stockholders, please advise whether the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize how compliance with Rule 14a-16 has been effectuated.

Response: The Company respectfully advises the Staff that it is not relying upon Rule 14a-16 for purposes of electronically disseminating its Proxy Statement. The Proxy Statement will be disseminated to record and beneficial owners via mail with the option, for their convenience, of accessing additional electronic copies through the dedicated website. The Company has updated page 42 accordingly.

Questions and Answers about the Annual Meeting

Who will engage in a solicitation of proxies? Who will bear the cost of that solicitation?, page 2

4.	In light of the solicitation in opposition to the nominees’ election, please revise the proxy statement to provide the disclosure required by Items 4(b)(2), (b)(4) and 5(b) of Schedule 14A for each participant.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 and has included a supplemental Annex IV to include the disclosure required by Items 4(b)(2), (b)(4) and 5(b) of Schedule 14A for each participant.

5.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Response: On behalf of each participant, the Company hereby confirms that each such participant has not been the subject of criminal convictions of the type set forth under under Item 5(b)(1)(iii) within the last ten years.

Will any other matters be presented at the Annual Meeting?, page 4

6.	You state that if other matters are presented at the annual meeting, individuals named as proxies will have discretionary authority to vote on those other matters. Please qualify the scope of such discretionary authority as outlined in Rule 14a-4(c)(1).

Response: The Company understands that Rule 14a-4(c)(1) sets forth the rules applicable to the exercise of discretionary authority with respect to proxies solicited by the Board of Directors (the “Board”) of the Company. We note that the notice deadline for stockholder proposals pursuant to the Company’s Bylaws has already passed and the Company has not received notice of any other proposals or matters to be presented at the Annual Meeting, other than what has been disclosed.

Securities and Exchange Commission

May 12, 2016

If the Company hereafter receives notice of any other proposal or matter to be presented at the Annual Meeting, the notice of such proposal or matter will be received after the 45-day deadline set forth in Rule 14a-4(c)(1) and, therefore, the proxies solicited by the Board will be entitled to exercise discretionary authority to vote on such proposal or matter.

We have revised the disclosure set forth in the “Questions and Answers About the Annual Meeting” section of the Proxy Statement on page 4 to provide additional clarification regarding the foregoing.

Board of Directors, page 14

7.	You state that your board is divided into three classes, each serving staggered, three-year terms. You further state that the Class III nominees, if elected at this year’s meeting, will serve until your 2018 meeting, which appears to be a two-year term. The disclosure at page 1, however, states that Class III directors would serve until the 2019 annual meeting or until their successors are elected and qualified. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 15 to state that the Class III nominees, if elected at this year’s meeting, will serve until the 2019 annual meeting.

8.	You state that you have no reason to believe that any nominee will be unable to serve as a director. Please advise, and if true, disclose, whether the nominees have consented to be named and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

Response: The Company supplementally advises the Staff that each of the director nominees has consented to being named in the proxy statement and has agreed to serve as a director if elected. The Company has revised its disclosure on page 15 accordingly to include:

“As of the date of this Proxy Statement, each director nominee has consented to being named in this Proxy Statement and to serving as a director if elected.”

9.	You state that “…if any nominee becomes unable to serve, the persons named as proxies will have discretionary authority to vote for a substitute nominee.” Please clarify, if true, that proxies may confer discretionary authority to vote for a substitute candidate only if a bona fide nominee is unable to serve or for good cause will not serve. Refer to Rule 14a-4(c)(5). Please confirm in your response letter that if the Board identifies or nominates a substitute nominee before the annual meeting, the Company will file an amended proxy statement that (1) identifies such substitute nominee; (2) discloses that the substitute nominee has consented to being named in the revised proxy statement and to serve, if elected; and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A for the substitute nominee.

Response: In response to the Staff’s comment, the Company has revised its disclosure to conform to the language of Rule 14a-4(c)(5) of Regulation 14A. In particular, the Company has revised the second paragraph and added a paragraph under “Board of Directors” on page 15 of the Revised Proxy Statement as follows:

Securities and Exchange Commission

May 12, 2016

“Unless authority is withheld, the persons named as proxies in the voting materials available to you or in the accompanying proxy will vote for the election of Kevin A. DeNuccio, Georges A. Antoun and Bruce H. Grant. As of the date of this Proxy Statement, each director nominee has consented to being named in this Proxy Statement and to serving as a director if elected. We have no reason to believe that any nominee will be unable to serve as a director. However, if any nominee is unable to serve or for good cause will not serve, the persons named as proxies in the WHITE proxy card will have discretionary authority to vote for the election of any such substitute nominee as our Board may propose. The election of directors in Proposal 1 will be determined by a plurality of the votes cast at the Annual Meeting, meaning the three nominees receiving the greatest number of votes from shares eligible to vote will be elected. An abstention or a broker non-vote on Proposal 1 will not have any effect on the election of directors.”

Furthermore, the Company hereby confirms that if the Company shall lawfully identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that: (1) identifies the substitute nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected; and (3) to the extent required, includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Security Ownership of Certain Beneficial Owners And Management, page 18

10.	You state that Mr. Grant “may be deemed” to beneficially own the shares held by each of Applied Value and Garden Growth. Please revise to state clearly that Mr. Grant beneficially owns these shares. Refer to Rule 13d-3(a), which provision does not qualify the determination of beneficial ownership with the term “deem.”

Response: In response to the Staff’s comment, the Company will revise the disclosure in future filings to state clearly that Mr. Grant beneficially owns shares held by each of Applied Value and Garden Growth.

Proposal 2

Effect of the Reverse Split on Our Common Stock, page 34

11.	For clarity, consider expanding the table on page 34 to include additional columns disclosing the number of shares of common stock authorized but unissued and the number of shares reserved for issuance after giving effect to the reduction in authorized shares pursuant to Proposal 3.

Response: In response to the Staff’s comment, the Company has included additional columns disclosing the number of shares of common stock authorized but unissued and the number of shares reserved for issuance after giving effect to the reduction in authorized shares pursuant to Proposal 3.

Securities and Exchange Commission

May 12, 2016

Form of Proxy

12.	Notwithstanding the disclosure on page 4 indicating that the participants are unaware of any other matters to be introduced at the annual meeting, we noticed the disclosure that indicates that “the proxies are authorized to vote on such other business as may properly come before the meeting or any adjournment thereof.” Please remove the implication that the proxy holders have been authorized to vote on any and all matters by further qualifying the scope of such discretionary authority granted by providing disclosure of the applicable standard under Rule 14a-4(c)(1).

Response: The Company respectfully refers the Staff to the Company’s response to Comment #6. The Company has revised its disclosure on page 4 to limit the proxy holder’s discretionary ability to only those matters that may properly come before the 2016 Annual Meeting, to the extent permitted by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. In addition, the Company has revised the form of proxy accordingly.

13.	Advise us, with a view toward revised disclosure, whether the proxy holders reserve the right to use the discretionary authority available under Rule 14a-4(b)(1) for choices not specified on matters other than the election of directors.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Proxy Statement to clarify its use of the discretionary authority under Rule 14a-4(b)(1). In each of the proposal matters other than the election of directors, security holders may vote “for” and “against” each of the proposals in the Proxy Statement, or they may abstain from voting on any of the proposals. Where no direction and no contrary instruction has been provided, the proxies will cast a “For” vote for such proposal. The Company has revised the disclosure accordingly, including adding this disclosure in bold font to the proxy card.

14.	Advise us, with a view toward revised disclosure, how the participants have fulfilled their disclosure obligations under Rule 14a-4(e).

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Proxy Statement to the effect that the shares subject to the proxy will be voted as directed in compliance with Rule 14a-4(e). As indicated in the Company’s response to Comment #13, where no direction and no contrary instruction has been provided, the proxies will cast a vote for the applicable proposal in accordance with the Board’s recommendations. The Company has also made clear in its disclosures that the proxies will vote in accordance with the instructions provided.

Securities and Exchange Commission

May 12, 2016

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In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or requests any additional information, the Company would be pleased to discuss the matter further with you. Please contact either me (650-396-1523; garylloyd@vmem.com) or Cory J. Sindelar, Chief Financial Officer (650-396-1698; csindelar@vmem.com).

Very truly yours,

/s/ Gary Lloyd

Gary Lloyd

Secretary

cc:	Kevin DeNuccio, President and Chief Executive Officer
Cory J. Sindelar, Chief Financial Officer
James Masetti, Pillsbury Winthrop Shaw Pittman LLP